August 27, 2008

Via Edgar

Securities and Exchange Commission
Division of Corporation Finance
Attn: Gary Todd, CPA
450 5th Street, N.W.
Washington, D.C. 20549

Re:	Fortified Holdings Corp.
Form 10-KSB for the fiscal year ended December 31, 2007
Filed April 15, 2008
File No. 000-51936

Ladies and Gentlemen:

We are in receipt of your letter dated July 18, 2008 providing certain comments on the Form 10-KSB filed by Fortified Holdings Corp. (the “Company”) for the fiscal year ended December 31, 2007. Our responses to the Staff’s comments contained in that letter are set forth below.

1.	Independent Auditors’ Report

At the time that the audit in question was performed by O’Connor Davies Munns & Dobbins LLP (“ODMD”), the Company was not a reporting company under the Securities Exchange Act of 1934, as amended. Accordingly, the Independent Auditors’ Report issued at the conclusion of that audit by ODMD did not reference the standards of the Public Company Accounting Oversight Board (“PCAOB”), but instead referenced standards applicable to private companies.

Nonetheless, we have confirmed with ODMD that its audit procedures did in fact comply with PCAOB standards, and ODMD has issued to us an amended Independent Auditors’ Report referencing those PCAOB standards.

U.S. Securities and Exchange Commission
August 27, 2008

2.	Note 11, Commitments and Contingencies

Litigation and Settlement

The Company entered into the Settlement Agreement referenced in Note 11 with respect to the litigation referenced in that Note (respectively, the “Settlement Agreement” and the “Litigation”) on or about September 13, 2007. (The Company executed the Agreement on that date; all other parties executed the Agreement within the several days preceding or following that date.) Pursuant to the Settlement Agreement, Claris Capital Limited (“CCL”) unconditionally committed to pay the sum of $250,000 (the “Settlement Payment”) to the lead plaintiff within five business days after the effective date of the Settlement Agreement. CCL was not itself a party to the Litigation but was represented to be an entity associated with Jamie King, who was a co-defendant in the Litigation (a representation that was corroborated by King’s arranging for CCL to join in the Settlement Agreement).

During the period from November 2006 through August 2007, various entities represented to be associated with King (other than CCL) had provided financing to the Company in excess of $1.2 million in the form of convertible and non-convertible loans. Additionally, pursuant to a Standby Financing Agreement entered into with CCL, during the period August 2007 through October 2007, CCL itself facilitated an additional $200,000 in financing for the Company in the form of convertible loans made by third parties. These financings provided or facilitated by King-related entities formed part of the basis for our conclusion that CCL and King had the financial capability to make the required $250,000 Settlement Payment to which CCL had contractually committed itself.

CCL has asserted to us that it has paid a portion, but not all, of the Settlement Payment prior to the date of this letter. We have been unable to confirm that assertion with the plaintiffs, however.

Notwithstanding CCL’s failure to make the full Settlement Payment, on July 1, 2008 the plaintiffs agreed to dismiss the Litigation against the Company, its two directors who were co-defendants, and all other defendant other than King. Orders of Dismissal were entered by the Court with respect to the Company and its directors on July 18, 2008 and July 25, 2008 respectively. Neither the Company nor its directors was required to make any payment or provide any other consideration in exchange for these dismissals. While the dismissals did not include a release of claims by any party and were without prejudice to the parties’ legal rights to re-assert such claims in the future, the Company has been given no reason to believe that the plaintiffs intend to re-assert any claims. Copies of those Orders of Dismissal are included with this letter.

As a consequence of the Company’s and its directors’ dismissal from the Litigation, the question of whether CCL will, or will not, make the balance of the Settlement Payment in the future is now largely moot from the standpoint of the Company and its directors who were defendants in the Litigation.

Assignment of Promissory Notes in Payment of other Notes

The loans made to the Company between November 2006 through August 2007 included an aggregate of $1,000,000 loaned by Coach Capital LLC (“Coach”) under a series of promissory notes (the “Notes Payable”). Contemporaneously with the execution of the Settlement Agreement, the

U.S. Securities and Exchange Commission
August 27, 2008

Company and Coach entered into an “Assignment and Release” under which Coach agreed to accept an assignment of a series of promissory notes issued to the Company by Aegis Industries, Inc. in the aggregate principal amount of $1,095,000 (“AI” and the “Notes Receivable”, respectively) and to assume approximately $47,000 in accounts payable due from the Company to AI (i.e., a net obligation from AI of $1,048,000, before accrued interest). AI simultaneously entered into an Acknowledgement of Assignment and Release, in which it agreed (among other things) to recognize Coach as the holder of the Notes Receivable and as the obligor of the $47,000 in assumed accounts payable.

Because the Assignment and Release was executed simultaneously with, and in the context of, the Settlement Agreement (and the potential that Coach might treat the assignment as effective only once the Settlement Agreement was consummated), the Company did not immediately record the assignment of the Notes Receivable in satisfaction of the Notes Payable in its financial statements. In connection with the recent dismissal of the Company from the Litigation, however, the Company has obtained Coach’s written confirmation that Coach considered the Assignment and Release to have been fully consummated as of on or before June 30, 2008. As a consequence, as of that date the Company has recorded in its financial statements both the transfer of the Notes Receivable to Coach (offset by the assumed accounts payable), and the satisfaction of the Notes Payable, in both cases together with all accrued interest. A copy of Coach’s confirmation letter is included with this letter.

The Company considered whether the Notes Receivable were impaired as of December 31 2007, and correspondingly whether to enter a reserve for the Notes Receivable as of that date. However, the Company expected, based upon the terms and conditions of the Settlement Agreement and Assignment and Release, that it would assign the Notes Receivable (including interest accrued thereon) in satisfaction of the liability represented by the Notes Payable once the Settlement Agreement was consummated – an expectation that has subsequently been proven accurate by Coach’s acceptance of the Notes Receivable in full satisfaction of the Notes Payable (evidenced by the enclosed confirmation letter). The Company concluded that (i) any reserve for the Notes Receivable taken in 2007 was probable of being followed by a recovery taken in 2008 upon the assignment of those Notes in payment of the Notes Payable, and that (ii) such a reserve followed by a recovery would distort the Company’s financial statements. In addition, the Company disclosed the nature of the Settlement Agreement and the potential impact of the Settlement Agreement on the collectability of the Note Receivable at December 31, 2007. The Company’s independent auditors concurred with this conclusion.

Finally, the Staff is correct that the Company accrued interest on the Notes Receivable throughout the period through June 30, 2008. The Company similarly accrued interest on the Notes Payable during that period. Because the Company expected to satisfy the accrued interest payable by assignment of the accrued interest receivable, and expected in so doing to realize in-kind value from the interest receivable, the Company concluded that to cease the accrual of the interest receivable while still accruing the interest payable would cause a distortion of its financial statements. The Company’s independent auditors concurred with this conclusion. The Company’s expectation that it would realize this in-kind value has been proven accurate by Coach’s acceptance of the Notes Receivable in full satisfaction of the Notes Payable (evidenced by the enclosed confirmation letter).

The Company does point out, however, that as of December 31, 2007 it reserved for the net difference between the aggregate obligations to be assigned and the aggregate obligations to be

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August 27, 2008

satisfied ($45,803), and that it adjusted that reserve as of March 31, 2008 to reflect the incremental change in that net difference in the aggregate obligations over the three-month period (an additional $1,377, bringing the total reserve to $47,180).

3.	Controls and Procedures

In the Company’s Form 10-KSB, the fourth paragraph under the heading “Disclosure Controls and Procedures” states as follows:

“Based on the evaluation, management concluded that it did not have effective internal control over financial reporting.”

The Company intended the term “financial reporting” to be synonymous with “disclosure”, and we believe that readers will construe it as such. We also believe that the statement was phrased unequivocally.

Nonetheless, we will modify that statement in future filings to read:

“Based on the evaluation, management concluded that it did not have effective internal control over disclosure controls at the end of the period.”

4.	Exhibits

The Staff is correct that the certifications under Item 601(b)(31) included in the Company’s Form 10-KSB inadvertently omitted the introductory language of paragraph 4. That omission was subsequently corrected in corresponding certifications included in the Company’s Form 10-Q for the period ended March 31, 2008.

* * *

U.S. Securities and Exchange Commission
August 27, 2008

Please let us know whether the Staff believes that it is sufficient to reflect the matters set forth above in future filings, or whether the Staff believes that it is necessary to amend our Form 10-KSB for the year ended December 31, 2007.

We appreciate your review of our reports and the comments you have provided, as they serve to enhance the disclosure that we provided to the investing public. The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in its Form 10-KSB;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s Form 10-KSB; and,

  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (303) 810-8727 or our counsel, Richard Krantz, Esq., at (203) 462-7505 if you have any questions regarding these responses.

Yours truly,

Kirk Hanson

Chief Financial Officer